UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2024

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2024, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

Financial Statements

GALMED PHARMACEUTICALS LTD.

Condensed consolidated   Balance Sheets (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	March 31,	December 31,
	2024	2023
Assets

Current assets
Cash and cash equivalents	$1,463	$2,861
Short-term deposit	2,633	2,253
Restricted Cash	117	117
Marketable debt securities	6,715	7,528
Other receivables	254	480
Total current assets	11,182	13,239

Right of use assets	-	42
Property and equipment, net	74	83
Investment in associate at fair value	3,265	3,265
Total non-current assets	3,339	3,390

Total assets	$14,521	$16,629

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$1,383	$1,879
Other payables	382	871
Total current liabilities	1,765	2,750

Stockholders’ equity
Ordinary shares par value NIS 0.15 per share; Authorized 20,000,000; Issued and
outstanding: 6,009,654 shares as of March 31, 2024 and 5,045,324 shares as of December 31, 2023	249	209
Additional paid-in capital	207,189	207,076
Accumulated other comprehensive loss	(455)	(454)
Accumulated deficit	(194,227)	(192,952)
Total stockholders’ equity	12,756	13,879

Total liabilities and stockholders’ equity	$14,521	$16,629

The accompanying notes are an integral part of the interim Condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Condensed Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended
	March 31,
	2024	2023
Research and development expenses	$635	$1,083

General and administrative expenses	766	919

Total operating expenses	1,401	2,002

Financial income, net	(126)	(172)

Net loss	$1,275	$1,830

Basic and diluted net loss per share	$0.23	$1.08	(*)

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	5,460,659	1,692,342	(*)

The accompanying notes are an integral part of the interim Condensed consolidated financial statements.

(*) Retroactively adjusted (See Note 4.1)

GALMED PHARMACEUTICALS LTD.

Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended
	March 31,
	2024	2023
Net loss	$1,275	$1,830
Other comprehensive loss:
Net unrealized loss (profit) on available for sale securities	1	(100)
Comprehensive loss	$1,276	$1,730

The accompanying notes are an integral part of the interim Condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Condensed consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2023	5,045,324	$209	$207,076	$(454)	$(192,952)	$13,879
Exercise of pre-funded warrants	964,330	40	(40)	-	-	-
Stock-based compensation	-	-	153	-	-	153
Unrealized loss from marketable debt securities	-	-	-	(1)	-	(1)
Net loss	-	-	-	-	(1,275)	(1,275)
Balance - March 31, 2024	6,009,654	$249	$207,189	$(455)	$(194,227)	$12,756

				Accumulated
			Additional	other
	Ordinary shares (*)		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2022	1,692,342	$70	$200,138	$(745)	$(186,040)	$13,423
Stock-based compensation	-	-	297	-	-	297
Unrealized gain from marketable debt securities	-	-	-	100	-	100
Net loss	-	-	-	-	(1,830)	(1,830)
Balance - March 31, 2023	1,692,342	$70	$200,435	$(645)	$(187,870)	$11,990

(*) Retroactively adjusted (See Note 4.1)

The accompanying notes are an integral part of the interim Condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Condensed consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Three months ended
	March 31,
	2024	2023
Cash flow from operating activities

Net loss	$(1,275)	$(1,830)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	9	8
Stock-based compensation expense	153	297
Amortization of premium on marketable debt securities	6	10
Amortization of discount on long-term asset	-	(176)
Interest income from short-term deposits	(5)	(4)
Loss (gain) from realization of marketable debt securities	(1)	32
Finance expenses	1	4
Changes in operating assets and liabilities:
Decrease in other accounts receivable	226	257
Decrease in trade payables	(496)	(294)
Increase (decrease) in other accounts payable	(448)	1
Net cash used in operating activities	(1,830)	(1,695)

Cash flow from investing activities
Purchase of available for sale securities	(898)	(393)
Investment in short term deposits	(375)	(750)
Consideration from sale of available for sale securities	1,705	2,494
Net cash provided by investing activities	432	1,351

Decrease in cash and cash equivalents and restricted cash	(1,398)	(344)
Cash and cash equivalents and restricted cash at the beginning of the period	2,978	2,130
Cash and cash equivalents and restricted cash at the end of the period	$1,580	$1,786

Supplemental disclosure of cash flow information:
Cash received from interest	$112	$64

The accompanying notes are an integral part of the interim Condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Condensed consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds three wholly-owned subsidiaries, Galmed International Ltd., which is incorporated in Malta, and Galmed Research and Development Ltd. (“GRD”) and Galtopa Therapeutics Ltd., both of which are incorporated in Israel. In July 2023, GRD established a new wholly-owned subsidiary incorporated under the laws of England and Wales called Galmed Therapeutics UK Limited.

The Company is a biopharmaceutical company focused on the development of Aramchol. The Company has focused almost exclusively on developing Aramchol for the treatment of liver disease and is currently developing Aramchol for Primary Sclerosing Cholangitis, or PSC, and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. The Company is also collaborating with the Hebrew University in the development of Amilo-5MER. The Company has an operating history limited to pre-clinical and clinical drug development.

The Company funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of March 31, 2024, the Company had cash and cash equivalents of $1.5 million, restricted cash of $0.1 million, short-term deposits of $2.6 million and marketable debt securities of $6.7 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the three months ended March 31, 2024 and 2023 was approximately $1.3 million and $1.8 million, respectively. As of March 31, 2024, the Company had an accumulated deficit of $194.2 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol and Amilo-5MER for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

These unaudited interim condensed consolidated financial statements have been prepared as of March 31, 2024 and for the three months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2023 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 4, 2024 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2024.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited condensed consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F.

Note 3 – Investment in Associate at Fair Value

On May 4, 2023, the Company entered into a definitive agreement (the “Agreement”) for a $1.5 million equity investment in OnKai, a US-based technology company developing an AI-based platform to advance healthcare for underserved populations across the United States by facilitating alignment between healthcare stakeholders.

Previously, on November, 2022 the Company invested $1.5 million in OnKai through a Simple Agreement for Future Equity which converted at a 15% discount into series seed preferred shares upon closing of the Investment Round (as defined below).

The Company’s investment in OnKai was part of an approximately $6.0million investment round (the “Investment Round”) with other investors that was led by the Company of which SAFE notes of approximately $3.8 million were converted into preferred shares. On June 19, 2023, the Investment Round closed. Following the closing of the Investment Round, the Company holds 1,223,535 preferred shares which comprises approximately 24% of the outstanding share capital of OnKai on an as-converted basis as of March 31, 2024 and the Company’s Chief Executive Officer and director, Allen Baharaff serves as a board member of OnKai.

Under the terms of the Agreement, during the three-year period following the closing of the Investment Round the Company will have the right to merge with OnKai subject to the approval of the boards of directors of each of the Company and OnKai. The Company was granted certain customary pre-emptive rights as well as registration rights, first refusal rights, co-sale rights and broad based weighted average anti-dilution rights, a board seat, and certain customary protective provisions.

In connection with the Agreement, the Company’s wholly-owned subsidiary GRD entered into a services agreement with OnKai (the “Services Agreement”). The Services Agreement provides that GRD will on a non-exclusive basis (i) provide support services to OnKai relating to finance, business development, strategic planning, execution and others; and (ii) lend its experience to OnKai in building a strategy and for the development of treatments for the underserved and that OnKai shall on a non-exclusive basis (i) take part in plan preparation to serve GRD’s vision of developing drugs for the underserved population and (ii) when relevant, design a process on the clinical trial dashboard that could potentially serve GDR’s future trial.

Note 4 - Stockholders’ Equity

1. On May 15, 2023, the Company effected a reverse share split of the Company’s ordinary shares at the ratio of 1-for-15, such that each fifteen (15) ordinary shares, par value NIS 0.01 per share, shall be consolidated into one (1) ordinary share, par value NIS 0.15. As a result, all share and per share amounts were adjusted retroactively for all periods presented in these financial statements.

2. On July 18, 2023, the Company sold to investors in a public offering (i) 380,000 ordinary shares, (ii) 5,220,000 pre-funded warrants to purchase 5,220,000 ordinary shares (the “Pre-Funded Warrants”), and (iii) 5,600,000 warrants to purchase 5,600,000 ordinary shares (the “Investor Warrants”), at a purchase price of $1.25 per share and accompanying Investor Warrant and $1.249 per Pre-Funded Warrant and accompanying Investor Warrant.

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.001 per ordinary share and will not expire until exercised in full. The Investor Warrants have an exercise price of $1.25 per ordinary share, are immediately exercisable, and may be exercised until July 18, 2028. The net proceeds to the Company were approximately $6.2 million.

As of March 31, 2024, a total of 3,940,000 Pre-Funded Warrants were exercised into 3,937,312 ordinary shares.

Note 5 – Subsequent events

Subsequent to the balance sheet date, a total of 350,000 Pre-Funded Warrants were exercised into 349,093 ordinary shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our ability to pursue, evaluate and complete any strategic alternative that yields value for our shareholders;

●	the timing and cost of our planned PSC clinical trial and our pivotal Phase 3 ARMOR trial, or the ARMOR Study, if re-initiated, for our product candidates, Aramchol and Amilo-5MER, or for any other pre-clinical or clinical trials;

●	completion and receiving favorable results of our planned PSC clinical trial and the ARMOR Study (if re-initiated) for Aramchol or any other pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, Amilo-5MER or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol, Amilo-5MER or any other product candidate;

●	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients or any other targeted indication;

●	third-party payor reimbursement for Aramchol, Amilo-5MER or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the the recent attacks by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region and Israel’s war against them and military hostilities with Hezbollah on the northern border of Israel.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 4, 2024, in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and are currently developing Aramchol for PSC and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. We are also collaborating with the Hebrew University in the development of Amilo-5MER, a 5 amino acid synthetic peptide.

While we previously announced that we were no longer evaluating our strategic alternatives following the initiation of our PSC clinical program and our investment and collaboration with Onkai, we have reinitiated the process of evaluating our strategic options alternatives and our structuring to best optimize our resources to enhance shareholder value and achieve our goals.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of March 31, 2024, we had an accumulated deficit of approximately $193.0 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA, MHRA and other regulatory agencies may delay, limit or deny approval of Aramchol, Amilo-5MER or any other product candidate.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At March 31, 2024, we had current assets of $11.2 million, which includes cash and cash equivalents of $1.5 million, short term deposit of $2.6 million, marketable debt securities of $6.7 million, other receivables of $0.3 million and restricted cash of $0.1 million. This compares with current assets of $13.2 million at December 31, 2023, which includes cash and cash equivalents of $2.9 million, short term deposit of $2.2 million, marketable debt securities of $7.5 million,other receivables if $0.5 million and restricted cash of $0.1 million. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent and regulatory related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. Subject to our strategic review, we generally expect our research and development expense to be our primary expense in the near future as we continue to develop Aramchol and Amilo-5MER. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol, Amilo-5MER and any other potential product candidate. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol and Amilo-5MER in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol and to initiate a first-in-human clinical study for Amilo-5MER.

While we are currently focused on advancing Aramchol’s and Amilo-5MER’s development, our future research and development expenses will depend largely on the outcome of our strategic review, the duration of the ARMOR study, the number of enrolled patients, the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue to advance our clinical product development into a pivotal stage trial and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance, accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

Financial expenses (income), Net

Our financial income, net consists mainly of interest income from marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three months ended March 31, 2024 as compared to the three months ended March 31, 2023.

	Three months ended March 31,
	2024	2023
	(unaudited)
	(In thousands, except per share data)
Research and development expenses	635	1,083
General and administrative expenses	766	919
Total operating expenses	1,401	2,002
Financial income, net	(126)	(172)
Net loss	1,275	1,830
Other comprehensive loss (gain):	1	(100)
Comprehensive loss	1,276	1,730
Basic and diluted net loss per share	$0.23	$1.08

Research and Development Expenses

Our research and development expenses amounted to approximately $0.6 million during the three months ended March 31, 2024, representing a decrease of approximately $0.5 million, or 45%, compared to approximately $1.1 million for the comparable period in 2023. The decrease during the three months ended March 31, 2024 primarily resulted from a decrease in clinical and pre-clinical studies expenses.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $0.8 million during the three months ended March 31, 2024, representing a decrease of approximately $0.1 million, or 11%, compared to approximately $0.9 million for the comparable period in 2023. The decrease in general and administrative expenses for the three months ended March 31, 2024 resulted primarily from a decrease in D&O insurance premium costs.

Operating Loss

As a result of the foregoing, for the three months ended March 31, 2024, our operating loss was approximately $1.4 million, representing a decrease of $0.6 million, or 30%, as compared to approximately $2.0 million for the comparable period in 2023.

Financial expenses, Net

Our financial income, net amounted to approximately $0.1 million during the three months ended March 31, 2024, compared to $0.2 million for the comparable period in 2023.

The financial income, net for the three months ended March 31, 2024 primarily relates to interest income from marketable debt securities and exchange rate income.

Net Loss

As a result of the foregoing, for the three months ended March 31, 2024, our net loss was approximately $1.3 million, representing a decrease of $0.5 million, or 28%, as compared to approximately $1.8 million for the comparable period in 2023.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of March 31, 2024, we had an accumulated deficit of approximately $194.2 million and positive working capital (current assets less current liabilities) of approximately $9.4 million. We expect that operating losses will continue for the foreseeable future.

As of March 31, 2024, we had cash and cash equivalents of approximately $1.5 million, short term deposits of $2.6 million, restricted cash of approximately $0.1 million and marketable debt securities of approximately $6.7 million invested in accordance with our investment policy, totaling approximately $10.9 million, as compared to approximately $2.9 million, $2.2 million, $0.1 million and $7.5 million as of December 31, 2023, respectively, totaling approximately $12.7 million. The decrease is mainly attributable to the $1.8 million negative cash flow from operating activities during the three months ended March 31, 2024.

We had negative cash flow from operating activities of approximately $1.8 million for the three months ended March 31, 2024, as compared to negative cash flow from operating activities of approximately $1.7 million for the three months ended March 31, 2023. The negative cash flow from operating activities for the three months ended March 31, 2024 is mainly attributable to our net loss of approximately $1.3 million.

We had positive cash flow from investing activities of approximately $0.4 million for the three months ended March 31, 2024, as compared to a approximately $1.3 million for the three months ended March 31, 2023. The positive cash flow from investing activities for the three months ended March 31, 2024 was primarily due to the net sale of available for sale securities.

We had no cash flow from financing activities for the three months ended March 31, 2024, and for the three months ended March 31, 2023.

On March 26, 2021, we entered into a Sales Agreement with Cantor Fitzgerald & Co. and Canaccord Genuity LLC, as sales agents, pursuant to which we may offer and sell ordinary shares “at the market” having an aggregate offering price of up to $50.0 million from time to time through the sales agents subject to the limits of General Instruction I.B.5 to Form F-3, also known as the baby shelf rule.

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, significant additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. Subject to our strategic review, we intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the outcome of our review of our strategic alternatives:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol, Amilo-5MER or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration, research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol, Amilo-5MER or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol, Amilo-5MER or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol, Amilo-5MER or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and

●	the impact of any resurgence of the COVID-19 pandemic and the war between Hamas and Israel, which may exacerbate the magnitude of the factors discussed above.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited condensed consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment. We have described below those risks that reflect substantive changes from, or additions to, the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price and certain other corporate governance requirements. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share.

On September 19, 2023, we were notified by the Nasdaq Stock Market, LLC, or Nasdaq, that we were not in compliance with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The notification provided that we had 180 calendar days, or until March 18, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the bid price of our ordinary shares must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. Since we did not regain compliance by March 18, 2024, we requested and received from The Nasdaq Capital Market an additional 180 calendar days or until September 16, 2024 to comply with the minimum bid price. If we fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a Hearings Panel. No assurance can be given that we will be able to regain compliance with the Rule. If we do not meet these or other continued listing requirements, our ordinary shares could be delisted. A delisting of our ordinary shares from Nasdaq could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. No assurance can be given that we will be able to regain compliance with the Rule. If we do not meet these or other continued listing requirements, our ordinary shares could be delisted. Delisting of our ordinary shares from the Nasdaq Capital Market would cause us to pursue eligibility for trading on other markets or exchanges, or on the pink sheets. In such case, our shareholders’ ability to trade, or obtain quotations of the market value of, our ordinary shares would be severely limited because of lower trading volumes and transaction delays. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or a delisting of our ordinary shares from the Nasdaq Capital Market, could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our share price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive office is located in Ramat Gan, Israel. In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries will join the hostilities. In addition, Iran recently launched a direct attack on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. Such clashes may escalate in the future into a greater regional conflict.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. While none of our employees in Israel have been called to active military duty, we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas as well as the other pending or future armed conflicts in which Israel is or may become engaged, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations.

While our executive offices are located in Ramat Gan, Israel, which is not near Israel’s borders where the main hostilities are currently taking place and none of our employees have been called into military reserve duty, to help mitigate the effects of Israel’s war with Hamas, we have taken several measures, including work-from-home measures and have a business continuity plan. Nevertheless, we experienced disruptions to our work and have since returned to full activity together with our local vendors and consultants. However, as a result of disruptions to our work with our local vendors and consultants following the initial outbreak of the war, in November 2023, we determined that the commencement of our Phase 2 PSC study was to be delayed. We expect to commence our Phase 2 PSC study in the fourth quarter of 2024, which may be subject to further delay based on disruptions that are outside of our control or the control of our local vendors and consultants.

Further disruptions that could severely impact our business, clinical trials, and supply chains, include:

●	limitations on employee resources that would otherwise be focused on the conduct of our business including because of military reserve duty call-ups in the future that impact our employees and the affect the current war between Israel and Hamas on the productivity of our employees and external partners;

●	delays in necessary interactions with vendors, local regulators, and other important agencies and contractors due to limitations in employee resources; and

●	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations, on Israel’s economy in general, on the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations. The impact of the current war between Israel and Hamas may also have the effect of heightening many of the other risks described in this section and in the “Risk Factors” section of our 2023 Annual Report.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our business, clinical trials, and supply chains.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen has launched attacks on Israeli-controlled or owned ships in the Red Sea, resulting in shipping companies rerouting their cargo ships or ceasing shipments to Israel in the case of the latter. The hostilities with Hamas, Hezbollah, the Houthi movement and other terrorist organizations, include and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business and could make it more difficult for us to raise capital. Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 30, 2024	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer